UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C-TR
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☒ Form C-TR: Termination of Reporting

Name of Issuer:

Prosperity Capital Fund, LLC

Legal Status of Issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Wyoming

Date of Organization:
January 22, 2025

Physical Address of Issuer: 6330 Hollywood Blvd., Sarasota, Florida 34231

Website of Issuer: www.prosperitycapfunding.com

Is there a co-issuer? ☐ Yes ☒ No

Current number of employees: 0

Reason for Termination of Reporting:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer believes that it has reasonable grounds to terminate ongoing reporting requirements due to satisfaction of the condition specified within Regulation Crowdfunding § 227.202(b)(4). On or about April 23, 2026, the issuer or another party completed the repurchase of all of the securities issued in reliance of Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and is permitted to file this Form C-TR on behalf of issuer.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form C-TR to be signed on its behalf by the duly authorized undersigned.

Prosperity Capital Fund, LLC

By

/s/ Rhyan Finch

_____

Rhyan Finch
Manager of Company Manager, Prosperity Capital Management, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rhyan Finch

_____

Rhyan Finch
Manager of Company Manager, Prosperity Capital Management, LLC

May 4, 2026

_____
(Date)